Exhibit 99.8

KPMG LLPTelephone (514) 840-2100

600 de Maisonneuve Blvd. WestFax(514) 840-2187

Suite 1500, Tour KPMGInternetwww.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TFI International Inc.

We, KPMG LLP, consent to the incorporation by reference in the Registration Statement (No. 333-244364) on Form F-10 of TFI International Inc. of our report dated February 18, 2021, on the consolidated financial statements which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes; which report refers to a change in presentation currency to the United States dollar in fiscal 2020 on a retrospective basis, and which report appears in the annual report on Form 40-F of TFI International Inc. for the fiscal year ended December 31, 2020, and further consent to the use of such report in such annual report on Form 40-F.

/s/ kpmg llp

Montréal, Canada

February 18, 2021